Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2009

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the three months ended March 31, 2009 and the audited consolidated financial statements and MD&A for the year ended December 31, 2008. The date of this MD&A is May 5, 2009.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, payout ratio and net debt included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Penn West utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. Payout ratio is calculated as distributions paid divided by funds flow. Net debt is the total of long-term debt and working capital and is used to assess the appropriateness of our distribution level and capital program. Reconciliations of funds flow to its nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow
	Three months ended March 31
(millions, except per unit amounts)	2009	2008
Cash flow from operating activities	$282	$367
Increase in non-cash working capital	51	251
Asset retirement expenditures	15	14
Funds flow	$348	$632

Basic per unit	$0.87	$1.76
Diluted per unit	$0.87	$1.75

2009 FIRST QUARTER REPORT 1

Quarterly Highlights

Key financial and operational results for the first quarter of 2009 are as follows:

•
First quarter production averaged 180,100 boe per day and was weighted 59 percent to oil and natural gas liquids. This production level was ahead of our guidance of 180,000 boe per day before dispositions or approximately 176,700 boe per day after dispositions. Penn West closed the sale of assets producing approximately 4,900 boe per day in the quarter (3,300 boe per day average over the quarter) and entered the second quarter ahead of our targets at approximately 182,000 boe per day weighted 58 percent to oil and natural gas liquids.

•
Capital expenditures (excluding net asset dispositions) totalled $181 million in the quarter compared to $282 million in the first quarter of 2008. The reduction to our planned 2009 capital programs compared to 2008 is in response to lower forecasted commodity prices in 2009.

•	Funds flow of $348 million compared to $632 million in the first quarter of 2008, primarily the result of a lower commodity price environment.
•	Net loss of $98 million compared to net income of $78 million in the first quarter of 2008 due to lower revenue resulting from weaker commodity prices.
•	Distribution levels are currently set at $0.15 per unit, based on currently forecasted commodity prices, for the April distribution payable in May.
•	Netbacks of $25.66 per boe compared to $40.57 per boe in the first quarter of 2008. This decrease is primarily the result of weaker commodity prices.
•
Net debt reduction of approximately $259 million in the first quarter of 2009, consisting of a $100 million long-term debt reduction and an increase of non-cash operating and investing working capital of $51 million and $108 million, respectively.

•	Unused credit capacity on our bank facilities at March 31, 2009 was $1.5 billion.
•	Closed the issuance of 17,731,000 trust units for net proceeds of $238 million, which were used to reduce bank debt.

Quarterly Financial Summary
(millions, except per unit and production amounts) (unaudited)

Three months ended	Mar 31 2009	Dec 31 2008	Sep 30 2008	June 30 2008	Mar 31 2008	Dec 31 2007	Sep 30 2007	June 30 2007
Gross revenues (1)	$781	$968	$1,235	$1,312	$1,136	$644	$628	$608
Funds flow	348	490	662	753	632	349	346	326
Basic per unit	0.87	1.27	1.73	2.00	1.76	1.44	1.44	1.37
Diluted per unit	0.87	1.26	1.71	1.98	1.75	1.43	1.43	1.35
Net income (loss)	(98)	404	1,062	(323)	78	127	138	(186)
Basic per unit	(0.25)	1.05	2.78	(0.86)	0.22	0.53	0.57	(0.77)
Diluted per unit	(0.25)	1.04	2.73	(0.86)	0.22	0.52	0.57	(0.77)
Distributions declared	276	393	391	384	382	246	245	243
Per unit	$0.69	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02
Production
Liquids (bbls/d) (2)	105,643	105,644	106,898	109,417	109,016	73,332	72,783	70,923
Natural gas (mmcf/d)	447	476	500	487	500	328	315	334
Total (boe/d)	180,096	184,908	190,177	190,515	192,291	128,024	125,345	126,599

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Includes crude oil and natural gas liquids.

2009 FIRST QUARTER REPORT 2

Financial Markets

The global recession and depressed commodity price environment continued throughout the first quarter of 2009. Investors have been slow to return to capital markets as uncertainty persists which has resulted in a prolonged period of reduced market capitalization for most companies. In recent months, a number of countries have provided financial assistance and strategic plans as a means to stimulate the economy and expedite the recovery process. The implementation of these plans is expected to take a number of months to complete.

There was a positive turn in the oil and gas industry during the first quarter of 2009 as the WTI crude oil price rose above US$50.00 after being as low as US$35.00 in December 2008. These gains in crude oil prices have been partially offset by continued declines in natural gas prices. During the first quarter the AECO natural gas price weakened to below $4.00 per GJ, a five-year low, similar to natural gas prices experienced in the U.S.

Penn West will remain focused on reducing impacts on its financial position during this low commodity price environment. During the first quarter we reduced and further prioritized our capital program to concentrate on low risk restoration and optimization projects. Additionally, we have implemented a number of cost control initiatives aimed at operating costs and general and administrative expenses. These initiatives include renegotiating with suppliers and reorganization/reduction of staff and use of contract services. We expect the results of these initiatives will begin to support our financial performance in the second half of 2009.

Our large scale operations and financial flexibility enables us to contemplate potential acquisitions during this period of financial uncertainty and low asset prices. In March 2009, we announced the acquisition of Reece Energy Exploration Corp. (“Reece”), which closed on April 30, 2009. This transaction added approximately 1,900 boe per day of production and 75,000 net acres of undeveloped land complementing Penn West’s oil resource play at Dodsland in Southern Saskatchewan. Due to market conditions, there are a number of potential acquisition opportunities to complement our asset base.

We continued to strengthen our balance sheet throughout and subsequent to the first quarter through further diversification of our debt portfolio. In February 2009, we completed a $250 million public offering of trust units with proceeds of the issue used to repay a portion of our syndicated bank facility. In May 2009, we closed a private placement of notes totalling approximately $250 million with the proceeds used to repay a portion of our syndicated bank facility.

Penn West remains optimistic in this current environment. We believe our financial position is strong and will enable us to execute our business plans in the foreseeable future. We have a diverse, light oil weighted asset base with a number of resource plays and enhanced oil recovery opportunities with significant upside potential that we will refocus our capital program on when commodity markets recover.

Commodity Markets

Business Environment

The economic downturn in the latter part of 2008 has continued in the first quarter of 2009 resulting in decreased demand for energy products on a year over year basis. Crude oil demand has been reduced by lower demand for refined products including gasoline, jet fuel and diesel. Natural gas demand has been negatively impacted by lower demand for petrochemicals in the industrial sector and by lower demand from the electrical power generation sector where the market share of coal increased relative to natural gas due to low coal prices.

Historically, there has been a strong correlation between economic growth and energy demand; therefore, we believe that when the economy begins to recover the demand for crude oil and natural gas will increase. Even in the absence of an economic recovery, we believe that the reduction in capital investment, evident in the oil and natural gas industry, due to the tight credit markets and low commodity prices will result in declining supply and eventually an increase in crude oil and natural gas prices.

2009 FIRST QUARTER REPORT 3

Crude Oil

WTI averaged US$43.21 per barrel in the first quarter of 2009 compared to US$97.95 per barrel for the same period in 2008 and US$58.76 in the fourth quarter of 2008. The decline in the benchmark WTI price was partially offset in the quarter by narrower quality offsets for Canadian heavy and sour crudes and a weakening in the Canadian dollar to US dollar exchange rate. Crude oil inventory levels are at historic highs as a result of recent demand declining at a faster rate than supply. In the first quarter, OPEC elected not to make further production cuts believing that strong compliance to their previously announced cuts will be sufficient to eventually balance the market. However, it is possible that lower drilling activity in response to the low commodity price environment may lead to a need for additional OPEC production before the end of the year.

Penn West’s corporate average crude oil and liquids price, before the impact of risk management, averaged $42.61 per barrel in the first quarter of 2009 compared to $83.22 per barrel for the same period in 2008 and $49.94 in the fourth quarter of 2008.

Natural Gas

The AECO Monthly Index averaged $5.34 per GJ in the first quarter of 2009 compared to $6.75 per GJ for the same period in 2008 and $6.43 in the fourth quarter of 2008. The price decline in natural gas resulted from the economic slowdown and high inventory levels compared to prior years. Supply levels of natural gas markets have increased substantially on a year-over-year basis due to record drilling activity for unconventional gas, particularly for shale gas in the U.S. The current low price environment has led to significantly reduced drilling activity and the rate of decline of natural gas from these sources is very high, however, the time required for natural gas markets to re-balance is currently unknown.

Forecasting near-term gas markets is currently difficult due to a number of uncertainties including this year’s summer weather patterns including hurricane season activity and the level of LNG cargos that will be delivered to North America over the remainder of 2009.  These factors will impact supply and demand throughout the remainder of the year. In addition, natural gas prices are currently at levels which present the possibility of voluntary production shut-ins and/or increased natural gas demand for power generation relative to coal.

Penn West’s corporate average gas price, before the impact of risk management, averaged $5.37 per mcf in the first quarter of 2009 compared to $7.98 per mcf in the same period of 2008 and $7.03 per mcf in the fourth quarter of 2008.

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework (the “NRF”) which became effective on January 1, 2009. The NRF maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related to our Peace River Heavy Oil project, Enhanced Oil Recovery (“EOR”) and Innovative Technology incentive programs important to the economics of our CO2 and other EOR projects and the continuance of the Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.

Penn West, as the largest energy trust in North America by production, has a diversity of play types principally across the Western Canada Sedimentary Basin. Approximately 55 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature light oil assets which generally remain economic under the NRF.

2009 FIRST QUARTER REPORT 4

In March 2009, the Government of Alberta announced further changes to the NRF and introduced the Energy Incentive Program (the “EIP”). There are three parts to the EIP which became effective on April 1, 2009. The first is the new well incentive program which offers a maximum five percent royalty rate for one year on all new wells that begin producing conventional oil or natural gas between April 1, 2009 and March 31, 2010. The second is the drilling royalty credit which provides a $200 per metre drilling royalty credit on all conventional oil and natural gas wells drilled. These credits are based on a sliding scale and maximums available will be based on our 2008 production levels and wells drilled between April 1, 2009 and March 31, 2010. The third part of the EIP is the province’s plan to invest in abandonment and reclamation activities of older oil and gas well sites. The EIP will reduce the amount of royalties Penn West is required to pay by an estimated $35 million in 2009.

SIFT Tax on Income Trusts

On June 12, 2007, federal legislation was enacted implementing a new tax (the “SIFT Tax”) on certain publicly traded income trusts and limited partnerships, referred to as “Specified Investment Flow-Through” (“SIFT”) entities.

For SIFTs in existence on October 31, 2006 (including Penn West), the SIFT Tax will become effective in 2011. If certain rules related to “undue expansion” are not adhered to (“the normal growth guidelines”), the SIFT Tax will apply prior to 2011. Under the guidance provided by the Department of Finance, with the close of Vault Energy Trust (“Vault”) and Canetic Resources Trust (“Canetic”), we estimate that we can increase our equity by approximately $14 billion anytime between now and 2011 without prematurely triggering the SIFT Tax.

Under the SIFT Tax, distributions of certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and any resultant trust level taxable income will be taxed at a rate that will be approximately equal to corporate income tax rates. The SIFT Tax rate was originally proposed to be 29.5 percent in 2011 and 28.0 percent thereafter. This consisted of a federal SIFT Tax of 16.5 percent in 2011 and 15.0 percent in 2012 and a provincial SIFT Tax of 13.0 percent.  On March 12, 2009, the Government of Canada enacted legislation (the “SIFT Conversion Rules”) which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate equally applicable to all SIFT entities. Under the new rules, Penn West currently has its only permanent establishment in the Province of Alberta. Accordingly, the combined SIFT tax rate applicable to Penn West will be 26.5 percent in 2011 and 25.0 percent in 2012 and thereafter. As a result of this enactment, Penn West recognized a future tax recovery of approximately $65 million in the first quarter of 2009.

The effect of the SIFT Conversion Rules is to enable a conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors and to facilitate such conversion with minimal filing requirements. The opportunity for a SIFT entity to apply these relieving provisions will only be available until the end of 2012.

Penn West currently has a significant tax pool base, estimated at $5.9 billion on March 31, 2009. Based on current commodity prices, Penn West forecasts it could use these pools to shelter its taxable income for a period after the effective date of the SIFT Tax. Distributions sheltered by tax pools are not immediately taxable to the Trust or to unitholders. These distributions represent a return of capital which results in an adjustment to a unitholder’s adjusted cost base of trust units. To the extent tax pools are insufficient to shelter distributions after 2010, the SIFT Tax would be payable and these distributions would be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as these distributions will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold Penn West units in a taxable account.

2009 FIRST QUARTER REPORT 5

Our Board of Directors and management are continuously monitoring the impact of taxes on our business strategies. Penn West has a series of prospects which could be developed in the future in various stages. These opportunities include light oil, heavy oil, oil sands and natural gas conventional, enhanced recovery and resource plays. Current business plans are to evaluate the production, reserves potential and economics of developing our current and potential suite of prospects under various commodity price scenarios. The outcome of these evaluations will determine Penn West’s most appropriate future business strategy, which will then dictate the most appropriate business model and the timing of any corporate conversion.

The SIFT Tax and the future business model determined to be appropriate for Penn West will affect the tax position of both Penn West and its unitholders including:

•
Penn West could convert to a corporate structure to facilitate investing a higher proportion of its funds flow in exploration and development projects and to access the tax-free provisions available to convert out of the trust structure. Under the SIFT Conversion Rules there will be no adverse tax consequences due to a conversion to a corporation provided the conversion is completed prior to 2013. Such a conversion is dependent on the extent of Penn West’s success in developing its inventory of prospects, including resource plays and enhanced oil recovery. The business model in this case would be a hybrid model where moderate growth is targeted along with providing investors an income stream in the form of dividends. While such a dividend stream would be at a lower payout ratio than the current trust distributions, the tax paid on the dividends would be lower for certain investors;

•
If Penn West remains in the trust model after 2011, the distribution yield net of taxes to taxable Canadian investors will remain approximately the same; however, the after-tax distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and to foreign investors will be reduced;

•
A portion of Penn West’s funds flow after 2011 could be required for the payment of the SIFT Tax or corporate income tax (after its tax pools are consumed) as applicable, and would not be generally available for distribution or reinvestment;

•
Penn West may determine that it is more economic to remain in the trust structure for a period of time after 2010, strive to shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis which attracts no current tax. Such distributions would likely be at a lower payout ratio than prior to the SIFT Tax. Distributions subject to the SIFT tax would be taxed as dividends and would be subject to a lower tax rate to certain investors than current distributions.

The Trust continues to review corporate structures and alternatives which might serve to reduce the impact of the SIFT Tax on Penn West and its unitholders. While there can be no assurance that the effect of the SIFT Tax can be minimized or eliminated, Penn West and its tax advisors continue to work diligently on these issues.

Reece Acquisition

On April 30, 2009, Penn West closed the acquisition of Reece. The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost is expected to be approximately $101 million, which includes the assumption of approximately $40 million of debt and working capital. The transaction added current production of approximately 1,900 barrels of oil equivalent per day and 75,000 net acres of undeveloped land that complements Penn West’s oil resource play, the majority of which is located at Dodsland in Southern Saskatchewan.

2009 FIRST QUARTER REPORT 6

RESULTS OF OPERATIONS

Production
	Three months ended March 31
Daily production	2009	2008	% change
Light oil and NGL (bbls/d)	79,315	81,678	(3)
Heavy oil (bbls/d)	26,328	27,338	(4)
Natural gas (mmcf/d)	447	500	(11)
Total production (boe/d)	180,096	192,291	(6)

Production in the first quarter of 2009 was approximately flat with the 184,908 boe per day produced in the fourth quarter of 2008 after the effect of net property dispositions of $140 million in the first quarter of 2009. This production result reflects production restored and added by a focus on production engineering and optimization as well as improved management of existing production assets.

Based on the economic environment and forecasted commodity strip prices we strive to maintain an appropriate mix of liquids and natural gas production. We believe an approximate balance helps to reduce exposure to price volatility that can affect a single commodity. In the first quarter of 2009, crude oil and NGL production averaged 105,643 barrels per day (59 percent of production) and natural gas production averaged 447 mmcf per day (41 percent of production).

We drilled 21 net wells with a success rate of 95 percent in the first quarter of 2009 compared to 115 net wells at a success rate of 96 percent in the same period of 2008.

Average Sales Prices
	Three months ended March 31
	2009	2008	% change

Light oil and liquids (per bbl)	$44.50	$88.77	(50)
Risk management gain (loss) (per bbl)	17.52	(8.19)	100
Light oil and liquids net (per bbl)	62.02	80.58	(23)

Heavy oil (per bbl)	36.92	66.64	(45)

Natural gas (per mcf)	$5.37	$7.98	(33)
Risk management gain (per mcf)	0.77	0.03	100
Natural gas net (per mcf)	6.14	8.01	(23)

Weighted average (per boe)	38.30	68.35	(44)
Risk management gain (loss) (per boe)	9.63	(3.41)	100
Weighted average net (per boe)	$47.93	$64.94	(26)

2009 FIRST QUARTER REPORT 7

Netbacks
	Three months ended March 31
	2009	2008	% change

Light oil and NGL (1)
Production (bbls/day)	79,315	81,678	(3)
Operating netback (per bbl):
Sales price	$44.50	$88.77	(50)
Risk management gain (loss) (2)	17.52	(8.19)	100
Royalties	(7.28)	(14.71)	(51)
Operating costs	(19.84)	(16.05)	24
Netback	$34.90	$49.82	(30)
Heavy oil
Production (bbls/day)	26,328	27,338	(4)
Operating netback (per bbl):
Sales price	$36.92	$66.64	(45)
Royalties	(3.88)	(9.98)	(61)
Operating costs	(15.79)	(12.87)	23
Transportation	(0.05)	(0.08)	(38)
Netback	$17.20	$43.71	(61)
Total liquids
Production (bbls/day)	105,643	109,016	(3)
Operating netback (per bbl):
Sales price	$42.61	$83.22	(49)
Risk management gain (loss) (2)	13.15	(6.14)	100
Royalties	(6.43)	(13.52)	(52)
Operating costs	(18.83)	(15.26)	23
Transportation	(0.01)	(0.02)	(50)
Netback	$30.49	$48.28	(37)
Natural gas
Production (mmcf/day)	447	500	(11)
Operating netback (per mcf):
Sales price	$5.37	$7.98	(33)
Risk management gain (2)	0.77	0.03	100
Royalties	(1.22)	(1.76)	(31)
Operating costs	(1.56)	(1.15)	36
Transportation	(0.21)	(0.18)	17
Netback	$3.15	$4.92	(36)
Combined totals
Production (boe/day)	180,096	192,291	(6)
Operating netback (per boe):
Sales price	$38.30	$68.35	(44)
Risk management gain (loss) (2)	9.63	(3.41)	100
Royalties	(6.80)	(12.25)	(45)
Operating costs	(14.93)	(11.64)	28
Transportation	(0.54)	(0.48)	13
Netback	$25.66	$40.57	(37)

(1)	Light oil and NGL revenues for the quarter ended March 31, 2009 include $4 million in sulphur and other revenue not included in the netback calculation.
(2)	Gross revenues include realized gains and losses on commodity contracts.

2009 FIRST QUARTER REPORT 8

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:
Three months ended March 31
(millions)	2009	2008	% change
Light oil and NGL (1)	$447	$606	(26)
Heavy oil	87	166	(48)
Natural gas	247	364	(32)
Gross revenues (2)	$781	$1,136	(31)

(1)	Light oil and NGL revenues for the quarter ended March 31, 2009 include $4 million in sulphur and other revenue not included in the netback calculation.
(2)   Gross revenues include realized gains and losses on commodity contracts.

The decrease in revenue for 2009 from the comparative period was the result of lower commodity prices compared to 2008. Light oil and liquid prices were 50 percent lower; natural gas prices were 33 percent lower and heavy oil prices were 45 percent lower than 2008. The decline in US dollar denominated commodity prices was partially offset by gains on our commodity contracts and a weaker Canadian dollar relative to the US dollar.

Reconciliation of decreases in Production Revenues

(millions)
Gross revenues - January 1 - March 31, 2008	$1,136
Decrease in light oil and NGL production	(24)
Decrease in light oil and NGL prices (including realized risk management)	(135)
Decrease in heavy oil production	(8)
Decrease in heavy oil prices	(71)
Decrease in natural gas production	(42)
Decrease in natural gas prices (including realized risk management)	(75)
Gross revenues - January 1 - March 31, 2009	$781

Royalties
Three months ended March 31
	2009	2008	% change
Royalties (millions)	$110	$214	(49)
Average royalty rate (1)	18%	18%	-
$/boe	$6.80	$12.25	(45)

(1)	Excludes effects of risk management activities.

Royalties have decreased as a result of lower commodity prices in the first quarter of 2009 compared to 2008 and the effect of the new Alberta royalty programs, some of which became effective in 2009. At current commodity prices and under current royalty regulations, Penn West expects its corporate average royalty rate to decline throughout 2009 by an estimated 0.5 percent to 1.0 percent compared to 2008.

2009 FIRST QUARTER REPORT 9

Expenses
Three months ended March 31
(millions)	2009	2008	% change
Operating	$242	$203	19
Transportation	9	8	13
Financing	40	52	(23)
Unit-based compensation	$12	$10	20

Three months ended March 31
(per boe)	2009	2008	% change
Operating	$14.93	$11.64	28
Transportation	0.54	0.48	13
Financing	2.47	2.96	(17)
Unit-based compensation	$0.75	$0.59	27

Operating

Penn West focused on a number of production enhancement and optimization initiatives in the first quarter of 2009. In addition, we worked to recover production that was negatively impacted late in 2008 and early 2009 by the very cold weather throughout Western Canada. As a result of these efforts, Penn West production in the first quarter was approximately 4,000 boe per day above our target, and we exited the quarter at approximately 182,000 boe per day.

Operating costs in the first quarter of 2009 increased slightly due to the increased focus on our base production volumes and the enhancements to our producing wells and facilities. These efforts successfully added producing volumes at very strong efficiencies, resulting in an approximately flat production profile in the first quarter and in the second quarter to date. Penn West expects that ongoing internal cost reduction initiatives and reduced service sector costs will lead to falling operating costs per boe over the remainder of 2009.

A realized loss of $2 million (2008 - $nil) on electricity contracts has been included in operating costs.

Financing

Penn West Petroleum Ltd. (“the Company”) has unsecured, revolving, three-year syndicated bank facilities with an aggregate borrowing limit of $4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

As at March 31, 2009 the Company had the following senior unsecured notes outstanding:

	Issue date	Amount (millions)	Term	Average interest rate
2007 Notes	May 31, 2007	US$475	8 - 15 years	5.80 percent
2008 Notes	May 29, 2008	US$480, CAD$30	8 - 12 years	6.25 percent
UK Notes	July 31, 2008	£57	10 years	6.95 percent (1)

(1)  These notes bear interest rate at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.

On May 5, 2009, the Company closed the private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $250 million. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.9 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

2009 FIRST QUARTER REPORT 10

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to repay a portion of our bank facility.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. To date, no trust units have been issued under these facilities.

At March 31, 2009, the Company had the following interest rate swaps outstanding:
Effective Date	Termination Date	Initial Term	Nominal Amount (millions)	Fixed Rate (percent)
June 2008	June 2010	2 - years	$50	3.68
November 2008	November 2010	2 - years	$250	2.27
December 2008	December 2011	3 - years	$500	1.61
January 2009	January 2014	5 - years	$650	2.68
June 2010	January 2014	3.5 - years	$50	1.94

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term money market debt instruments. As at March 31, 2009, 26 percent (2008 - 77 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 74 percent (2008 - 23 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps) at an average rate of approximately 4.4 percent (2008 - 6.0 percent).

In the first quarter of 2009, Penn West incurred $40 million of financing charges compared to $52 million in the same period of 2008. Financing charges have declined primarily due to lower interest rates on short-term money market instruments, which have been partially offset by a higher percentage of senior notes in our long-term debt balance. The Company’s senior notes contain higher fixed interest rates than its syndicated bank facilities, the cost of which is based on short-term floating rate money market instruments. Not withstanding the current interest rate differentials, Penn West believes the long-term nature of the senior notes is favorable for a portion of its debt capital structure.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. Unit-based compensation expense was $12 million for the three months ended March 31, 2009, of which $3 million was charged to operating expense and $9 million was charged to general and administrative expense (2008 - $10 million, $2 million and $8 million, respectively).

General and Administrative Expenses (“G&A”)

Three months ended March 31
(millions, except per boe amounts)	2009	2008	% change
Gross	$49	$39	26
Per boe	3.00	2.21	36
Net (including unit-based compensation)	41	35	17
Per boe	2.53	2.00	27
Net (excluding unit-based compensation)	32	27	19
Per boe	$1.99	$1.54	29

2009 FIRST QUARTER REPORT 11

Penn West implemented a number of cost control strategies during the first quarter of 2009 with the goal of flattening and possibly reducing G&A throughout 2009. These strategies are expected to impact our financial results in the second half of 2009. The increase in the cost per boe in the first quarter of 2009 is primarily the result of increased rent and staffing levels and lower production volumes than the first quarter of 2008.

Depletion, Depreciation and Accretion (“DD&A”)

Three months ended March 31
(millions, except per boe amounts)	2009	2008	% change
Depletion of oil and natural gas assets	$375	$387	(3)
Accretion of asset retirement obligations	10	9	11
Total DD&A	385	396	(3)
DD&A expense per boe	$23.78	$22.63	5

The first quarter of 2009 reflects the full quarterly effect of the acquisitions of Canetic and Vault both of which closed in the first quarter of 2008.

Taxes
Three months ended March 31
(millions)	2009	2008	% change
Future income tax recovery	$(116)	$(55)	111

On March 12, 2009 tax regulations were enacted which introduced an allocation formula to determine the provincial component of the SIFT Tax similar to the rules currently applicable to corporations. The net effect of these rules on the Trust is to reduce the Provincial SIFT Tax rate from 13 percent to 10 percent as the Trust’s only permanent establishment is in the Province of Alberta. This resulted in recognition of a future income tax recovery of $65 million. Future income tax recovery for the quarter ended March 31, 2009 also includes a recovery of approximately $36 million related to unrealized risk management losses.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. The Trust in turn eliminates its taxable income by paying distributions to unitholders. Under the SIFT legislation, such amounts transferred to the Trust could be taxable to the Trust beginning in 2011 as distributions will no longer be deductible by the Trust for income tax purposes. At that time, Penn West could use its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors, they would generally reduce the adjusted cost base of units held by investors however such distributions would likely be at a lower payout ratio.

The SIFT Tax legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Foreign Exchange

In the first quarter of 2009, the Trust recorded an unrealized foreign exchange loss of $43 million (2008 - $17 million) to translate the U.S. and UK notes to Canadian dollars at the exchange rates in effect on the balance sheet date. During the quarter the Trust had an immaterial amount of realized gains.

2009 FIRST QUARTER REPORT 12

Funds Flow and Net Income

	Three months ended March 31
	2009	2008	% change
Funds flow (1) (millions)	$348	$632	(45)
Basic per unit	0.87	1.76	(51)
Diluted per unit	0.87	1.75	(50)

Net income (loss) (millions)	(98)	78	(100)
Basic per unit	(0.25)	0.22	(100)
Diluted per unit	$(0.25)	$0.22	(100)

(1) Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The declines in funds flow and net income realized in the first quarter of 2009 were primarily the result of lower revenue due to the lower commodity prices.

Goodwill

(millions)	March 31, 2009	December 31, 2008
Balance, beginning of period	$2,020	$652
Acquisitions	-	1,368
Balance, end of period	$2,020	$2,020

The goodwill was recorded on Penn West’s acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust and is subject to impairment testing which consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at March 31, 2009, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices at March 31, 2009 escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. Penn West determined there was no goodwill impairment at March 31, 2009.

A one percent change in the assumed control premium and a one percent change in the assumed discount rate applied to estimated cash flows change the fair value of Penn West by approximately $50 million and $330 million, respectively.

Capital Expenditures

	Three months ended March 31
(millions)	2009	2008
Property acquisitions (dispositions), net	$(140)	$(4)
Land acquisition and retention	6	30
Drilling and completions	61	120
Facilities and well equipping	109	98
Geological and geophysical	3	11
CO2 pilot costs	-	15
Corporate	2	8
Capital expenditures	41	278

Canetic acquisition	-	4,979
Vault acquisition	-	346
Business combinations	-	5,325

Total expenditures	$41	$5,603

2009 FIRST QUARTER REPORT 13

We drilled 21 net wells in the first quarter of 2009, resulting in 14 net oil wells, five net natural gas wells and one stratigraphic well, with a success rate of 95 percent. During the quarter, our drilling activities were concentrated in our Southern district.

For the quarter ended March 31, 2009, asset retirement obligations were reduced by $5 million (2008 - $4 million capitalized) to reflect net property dispositions.

CO2 pilot costs represent capital expenditures related to the Pembina and South Swan Hills CO2 pilot projects, including the cost of injectants, for which no incremental reserves have been booked.

Business Risks

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. From time to time, we attempt to mitigate our exposure to these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. The price of alternative fuel sources such as oil or coal, North American natural gas supply and demand fundamentals including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.

For a summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A and to Note 9 to our unaudited interim consolidated financial statements.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to or denominated directly in US dollars, thus realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of US dollar denominated borrowings and related interest expense. At March 31, 2009, Penn West had the following foreign currency forward contracts outstanding:

Initial Term	Nominal Amount (millions)	Termination date	Exchange rate
1-year term	Sell US$657	December 2009	1.24399 CAD/USD
8-year term	Buy US$80	May 2015	1.01027 CAD/USD
10-year term	Buy US$80	May 2017	1.00016 CAD/USD
12-year term	Buy US$70	May 2019	0.99124 CAD/USD
15-year term	Buy US$20	May 2022	0.98740 CAD/USD

In the first quarter of 2009, Penn West entered into US$143 million of foreign exchange contracts to fix the remainder of the 2009 floor proceeds on its WTI oil collars at an average rate of one US dollar equals 1.22 to fix the full amount of its 2009 WTI oil collar floor proceeds in Canadian dollars at an average of one US dollar equals 1.244 Canadian dollars.

At March 31, 2009, we had US dollar denominated debt with a face value of US$705 million outstanding on which the repayment of the principal amount in Canadian dollars is not fixed.

2009 FIRST QUARTER REPORT 14

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk. For oil and natural gas sales and financial derivatives, Penn West follows a counterparty risk procedure whereby each counterparty is reviewed on a regular basis and assigned a credit limit and is requested to provide security if deemed necessary. Penn West normally transacts with counterparties who are members of our banking syndicate or other counterparties that have investment grade ratings. Due to the increasing uncertainty in current financial markets, Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, Penn West records provisions for credit related risks.

As at March 31, 2009, the maximum exposure to credit risk was $757 million (December 31, 2008 - $834 million) being the carrying value of the accounts receivable and risk management assets. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.

Interest Rate Risk

We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average original term of 10.1 years. The 2008 Notes, which total US$480 million plus CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average original term of 9.6 years. The UK Notes, totalling £57 million, have a fixed interest rate of approximately 7.78 percent for an original term of 10 years. The Company entered into contracts to fix the principal of the UK Notes at approximately $114 million bearing interest in Canadian dollars at 6.95 percent.

Liquidity Risk

Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes a long-term financial and capital forecasting program including a continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of minimum levels of cash flow from operating activities. Additional information on specific instruments is discussed in Note 4 to the unaudited interim consolidated financial statements.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at March 31, 2009:

(millions)	2009	2010	2011	2012	2013	Thereafter
Bank debt	$-	$-	$2,461	$-	$-	$-
Senior unsecured notes	-	-	-	-	-	1,336
Convertible debentures	7	27	255	-	-	-
Accounts payable	505	-	-	-	-	-
Distributions payable	94	-	-	-	-	-
Total	$606	$27	$2,716	$-	$-	$1,336

2009 FIRST QUARTER REPORT 15

Environmental and Climate Change Risk

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under unlikely assumptions, become material.

Penn West is dedicated to reducing the environmental impact from our operations through our environmental program which includes resource conservation, stakeholder communication, CO2 sequestration and site abandonment/reclamation. We fully understand our responsibilities of reducing the environmental impact from our operations and are committed to protecting the areas in which we operate.

Liquidity and Capital Resources

Capitalization
	March 31, 2009		December 31, 2008
(millions)		%		%
Trust units issued, at market	$4,850	55	$5,245	56
Bank loan - long-term	3,797	43	3,854	41
Convertible debentures - long-term	282	3	289	3
Working capital surplus	(156)	(1)	(39)	-
Total enterprise value	$8,773	100	$9,349	100

During the first quarter of 2009, we paid total distributions, including those funded by the distribution reinvestment plan, of $314 million compared to distributions of $337 million for the comparable period in 2008. The monthly distribution was reduced from $0.34 per unit, per month to $0.23 per unit, per month effective with the monthly distribution paid in February 2009. As forward commodity prices fell further, the monthly distribution was further reduced to $0.15 per unit, per month commencing with the distribution payable in May 2009.

Long-term debt excluding convertible debentures at March 31, 2009 was $3,797 million, compared to $3,854 million at December 31, 2008. The decline was mainly due to repayments made on our syndicated bank facility offset by an increase in our working capital. The working capital surplus has increased from December 31, 2008, primarily due to the reduction in the accounts payable balance.

The Company has unsecured, revolving, syndicated bank facilities totalling $4.0 billion with $2.5 billion drawn at March 31, 2009 and senior unsecured notes of $1.3 billion. For further details on these debt instruments, please refer to the Financing section of this MD&A.

Our Board and management team continually monitor the credit issues occurring throughout the world. Penn West continues to actively manage its debt portfolio in 2009; actions taken to date include the completion of an equity offering in February, the closing of $140 million in net asset dispositions, the reduction of our distribution levels, the reduction of our capital programs and the issuance of additional long-term private notes in May. Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our financial flexibility to capture opportunities availed by the current market in addition to the continuation of our capital and distribution programs and the execution of our business strategies.

2009 FIRST QUARTER REPORT 16

On March 31, 2009, the Company was in compliance with all of the financial covenants which include the following:

	Limit	March 31, 2009
Senior debt to pro forma EBITDA (1) (5)	Less than 3:1	1.5
Total debt (6) to pro forma EBITDA (1) (5)	Less than 4:1	1.6
Senior debt to capitalization (1)	Less than 50 percent	31%
Total debt (6) to capitalization (3) (4)	Less than 55 percent	31%
Total debt (7) to capitalization (2)	Less than 55 percent	33%
Total debt (6) to pro forma EBITDA (3) (4) (5)	Less than 400 percent	156%
Priority debt to consolidated tangible assets (2) (3) (4)	Less than 15 percent	-

(1)	Covenant pursuant to the syndicated bank facility.
(2)	Covenant pursuant to the 2007 Notes.
(3)	Covenant pursuant to the 2008 Notes.
(4)	Covenant pursuant to the UK Notes.
(5)	Pro forma EBITDA includes Penn West and Endev Energy Inc. and certain property transactions closing in the pro forma period.
(6)
Total debt as defined in the 2008 Notes, UK Notes and the syndicated bank facility agreements, which include convertible debentures that do not meet the requirement for equity classification in these agreements.

(7)	Total debt as defined in the 2007 Note agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

The 2008 Notes and the UK Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes and the UK Notes at par, which the holders of the 2008 Notes and the UK Notes have the right to refuse.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2009.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

2009 FIRST QUARTER REPORT 17

Convertible Debentures

During the first quarter of 2009, debentures with a face value of $3 million (2008 - nil) were redeemed and settled in units and $4 million (2008 - $24 million) were redeemed and settled in cash.

At March 31, 2009, the balance of our unsecured, subordinated debentures outstanding was as follows:

Description of security	Outstanding (millions)	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
PWT.DB.B 8.0% Convertible extendible	$7	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
PWT.DB.C 8.0% Convertible (1)	9	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 - Jun. 30, 2009 $1,025 Jul. 1, 2009 to maturity
PWT.DB.D 6.5% Convertible extendible	18	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 - Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
PWT.DB.E 7.2% Convertible	26	May 31, 2011	$75.00	$1,050 May 31, 2009 - May 30, 2010 $1,025 May 31, 2010 to maturity
PWT.DB.F 6.5% Convertible extendible	229	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 - Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity
Total	$289

(1)	Series redeemable at the debenture holder’s option.

Standardized Distributable Cash
	Three months ended March 31
(millions, except per unit amounts)	2009	2008
Cash flow from operating activities	$282	$367
Productive capacity maintenance (1)	(181)	(282)
Standardized distributable cash	101	85
Proceeds from the issue of trust units (2)	285	59
Debt and working capital changes	(110)	238
Cash distributions declared	$276	$382
Accumulated cash distributions, beginning	3,660	2,110
Accumulated cash distributions, ending	$3,936	$2,492

Standardized distributable cash per unit, basic	0.25	0.23
Standardized distributable cash per unit, diluted	0.25	0.23
Standardized distributable cash payout ratio (3)	2.7	4.5

Distributions declared per unit	$0.69	$1.02
Net income as a percentage of cash distributions declared	N/A	20%
Cash flows from operating activities as a percentage of cash distributions declared	102%	96%

(1)   Please refer to our discussion of productive capacity maintenance below.
(2)   Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan,  the Employee Retirement Savings Plan and the equity issuance that was completed in February 2009.
(3) Represents cash distributions declared divided by standardized distributable cash.

2009 FIRST QUARTER REPORT 18

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 50-60 percent of annual forecast funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our leverage or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels. In March 2009, as a result of current market conditions and the low commodity price environment, we reduced our 2009 capital program and distribution level. We closed an issuance of equity in February 2009.

Productive capacity maintenance is the estimated amount of capital funds required in a period for an enterprise to maintain future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, oil sands project, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels. Distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To March 31, 2009
Cumulative standardized distributable cash from operations (1)	$2,825
Issue of trust units	821
Debt and working capital changes	290
Cumulative cash distributions declared (1)	$3,936

Standardized distributable cash payout ratio (2)	1.39

(1)	Subsequent to the trust conversion on May 31, 2005.
(2)	Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

2009 FIRST QUARTER REPORT 19

Financial Instruments

Penn West had the following financial instruments outstanding as at March 31, 2009. Fair values are determined using external counterparty information, which is compared to observable market data. We limit our credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing a majority of such transactions with members of our banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Swaps	500 bbls/d	Apr/09 - Dec/09	US$72.68/bbl	$2
WTI Collars	30,000 bbls/d	Apr/09 - Dec/09	US$80.00 to $110.21/bbl	295
WTI Collars	15,000 bbls/d	Jan/10 - Dec/10	US$51.93 to $68.30/bbl	(18)
Natural gas
AECO Collars	100,000 GJ/d	Apr/09 - Oct/09	$6.50 to $12.37/GJ	57
AECO Collars	63,000 GJ/d	Nov/09 - Oct/10	$6.50 to $9.50/GJ	27
Electricity swaps
Alberta Power Pool Swaps	50 MW	Apr/09 - Dec/10	$77.82/MWh	(10)
Interest rate swaps
	$50	Apr/09 - Jun/10	3.68%	(2)
	$250	Apr/09 - Nov/10	2.27%	(6)
	$500	Apr/09 - Dec/11	1.61%	(8)
	$600	Apr/09 - Jan/14	2.68%	(36)
	$50	Jun/10 - Jan 14	1.94%	-
Foreign exchange forwards
1-year term	US$657	Apr/09 - Dec/09	1.24399 CAD/USD	(10)
8-year term	US$80	2015	1.01027 CAD/USD	15
10-year term	US$80	2017	1.00016 CAD/USD	15
12-year term	US$70	2019	0.99124 CAD/USD	12
15-year term	US$20	2022	0.98740 CAD/USD	4
Cross currency / interest rate swaps
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(17)
Treasury locks	$100	Apr/09	2.75%	-

Total				$320

Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

In March 2009, Penn West restructured its natural gas collars by reducing the floor price on its April 2009 to October 2009 natural gas collars and entering into new collars for the latter part of 2009 and through to October 2010. In addition, Penn West entered into WTI collars of 15,000 barrels per day for 2010.

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at May 5, 2009 for production and net capital expenditures for 2009 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

2009 FIRST QUARTER REPORT 20

Our forecast 2009 development capital expenditures remain at the lower end of our $600 million to $825 million range. Planned 2009 development expenditures were also reduced by $40 million, the amount of estimated debt assumed from the Reece acquisition. The reduction of our planned capital program in 2009 compared to 2008 reflects the current volatility in financial and commodity markets. In the first half of 2009, we anticipate spending between $250 million and $325 million based on current commodity price levels and industry costs. Our capital spending is limited in the first half of 2009 as we expect industry service and other costs to decline and become more consistent with the current commodity price environment as we move through 2009. The 2009 capital program will be focused on low cost production recovery and additions through production optimization and we intend to continue the advancement of certain of our enhanced oil recovery projects and resource plays. Based on this level of capital expenditures, we forecast average production in the first half of 2009 to be approximately 180,000 boe per day prior to the effect of the 4,900 boe per day of property dispositions.

Our prior forecast, released on March 26, 2009 with our 2008 annual results and filed on SEDAR at www.sedar.com, was based on 2009 capital expenditures (excluding corporate acquisitions) between $600 million and $825 million with the expectation that spending will be near to the lower end of the range.

Sensitivity Analysis

The disclosures under this heading, in conjunction with Note 9 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.

Estimated sensitivities to selected key assumptions on reported financial results for the next 12 months, including risk management impacts, are based on forecasted results as discussed in our Outlook.

		Impact on funds flow
Change of:	Change	$ millions	$/unit
Price per barrel of liquids	$1.00	22	0.05
Liquids production	1,000 bbls/day	10	0.02
Price per mcf of natural gas	$0.10	9	0.02
Natural gas production	10 mmcf/day	8	0.02
Effective interest rate	1%	8	0.02
Exchange rate ($US per $CAD)	$0.01	34	0.08

Based on March 31, 2009 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $14 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management gain by $4 million.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$-	$-	$2,461	$-	$-	$1,336
Transportation	18	16	8	1	-	-
Transportation ($US)	3	4	4	4	4	7
Power infrastructure	18	7	7	7	7	4
Drilling rigs	13	4	2	2	-	-
Purchase obligations (1)	10	13	13	13	13	29
Interest obligations	99	131	99	83	82	321
Office lease (2)	$21	$56	$71	$67	$66	$616

(1)	These amounts represent estimated commitments of $71 million for CO2 purchases and $20 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries totalling $387 million.

2009 FIRST QUARTER REPORT 21

Our syndicated credit facility expires on January 11, 2011. If we are not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022, US$480 million and CAD$30 million of fixed-term notes expiring between 2016 and 2020 and £57 million (swapped to approximately CAD$114 million) of fixed-term notes expiring in 2018. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Convertible debentures with an aggregate principal amount of $289 million (2008 - $296 million) outstanding on March 31, 2009, and a significant portion of the interest payable on convertible debentures may, at the option of the Trust, be settled by the issuance of trust units. As at May 5, 2009, convertible debentures with an aggregate principal amount of $289 million were outstanding. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of this MD&A and Note 5 to unaudited interim consolidated financial statements.

Equity Instruments
Trust units issued:
As at March 31, 2009	408,269,345
Issued on exercise of trust unit rights	98,000
Issued to employee savings plan	238,038
Issued pursuant to distribution reinvestment plan	916,335
Issued on redemption of debentures	16,990
Issued on Reece acquisition	4,689,513
As at May 5, 2009	414,228,221

Trust unit rights outstanding:
As at March 31, 2009	25,420,759
Granted	7,945,116
Exercised	(98,000)
Forfeited	(991,071)
As at May 5, 2009	32,276,804

Disclosure Controls and Procedures

As of March 31, 2009, an internal evaluation was carried out under the supervision of our Chief Executive Officer (the "CEO") and Executive Vice President and Chief Financial Officer (the "CFO") of the effectiveness of the Trust’s disclosure controls and procedures as defined in Rule 13a-15 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the CEO and the CFO concluded that as of March 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports that the Trust files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to the Trust’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

No changes in our internal control over financial reporting ("ICOFR") were made during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our ICOFR.

2009 FIRST QUARTER REPORT 22

Accounting Changes and Pronouncements

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on the Trust’s financial statements.

Future Accounting Pronouncements

In December 2008, the CICA issued a new accounting standard for “Business Combinations”.  This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. This standard will require the Trust to change its accounting policies for any new business combinations completed after the standard is adopted.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team and steering committee have been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Additionally, an external advisor has been engaged to assist with the implementation.

Communication is ongoing with many areas of the organization and regular updates are provided to senior management and the Audit Committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

Related-Party Transactions

During the first quarter of 2009, Penn West paid $1 million (2008 - $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Forward-Looking Statements

In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

2009 FIRST QUARTER REPORT 23

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the steps that we intend to take to reduce the impact of the current low commodity price environment on our financial position (including cost reduction measures), and the anticipated timing for such steps to impact our financial performance; the possibility that we may complete one or more acquisitions in the future; the benefits that may accrue to us from the recent acquisition of Reece; the nature, quality and upside potential of our asset base and the timing for focusing our capital program thereon; our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2009 and beyond; the impact that the EIP is anticipated to have on the royalties that we pay in 2009; the potential impact on our business, business strategies and plans, business model, future growth prospects, distribution policies and unitholders of the SIFT Tax and the different actions that we might take in response to the SIFT Tax and the potential impact those actions could have on us and our unitholders, including without limitation, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT Tax and the impact this would have on our distributions and unitholders; our intention and ability to maintain a balanced portfolio of liquids and natural gas production and the benefits we may derive therefrom; our ability to reduce our operating costs and general and administrative expenses, and the timing for such reductions to impact our financial results; the nature and effectiveness of our risk management strategies; our ability to capitalize on our opportunities, continue our capital and distribution programs, and execute our business strategies; funding sources for distributions and distribution levels and whether a special distribution will be made in 2009; our environmental regulation compliance costs and strategies, the sufficiency of our environmental program and our ability to fund our asset retirement obligations; our belief and outlook for the maintenance of our productive capacity on a medium term basis and the potential impacts of those beliefs and outlooks on our future distribution policies; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our capital expenditures for 2009 and the timing for making said expenditures and the intended focus of such expenditures, our expectation that service costs will decrease as 2009 progresses, and our forecast average production in the first half of 2009; the disclosure contained under the heading "Sensitivity Analysis" relating to the estimated sensitivity of our key assumptions regarding reported financial results relating to funds flow and pre-tax unrealized risk management gains for the next 12 months to changes in certain operational and financial metrics; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature; and our expectations regarding the impact that new and pending accounting changes may have on us.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Financial Markets", "SIFT Tax on Income Trusts", "Standardized Distributable Cash", "Outlook" and "Sensitivity Analysis".

2009 FIRST QUARTER REPORT 24

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our securityholders; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under "Business Risks" in this document and in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

2009 FIRST QUARTER REPORT 25

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2009	December 31, 2008

Assets
Current
Accounts receivable	$427	$386
Risk management (note 9)	330	448
Other	99	106
	856	940
Property, plant and equipment (note 3)	12,113	12,452
Goodwill	2,020	2,020
	14,133	14,472
	$14,989	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$505	$630
Distributions payable	94	132
Convertible debentures (note 5)	7	7
Future income taxes (note 10)	94	132
	700	901
Long-term debt (note 4)	3,797	3,854
Convertible debentures (note 5)	282	289
Risk management (note 9)	10	6
Asset retirement obligations (note 6)	604	614
Future income taxes (note 10)	1,288	1,368
	6,681	7,032
Unitholders’ equity
Unitholders’ capital (note 7)	8,267	7,976
Contributed surplus (note 7)	86	75
Retained earnings (deficit)	(45)	329
	8,308	8,380
	$14,989	$15,412

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (note 13)

2009 FIRST QUARTER REPORT 26

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings

	Three months ended March 31
(CAD millions, except per unit amounts, unaudited)	2009	2008

Revenues
Oil and natural gas	$625	$1,196
Royalties	(110)	(214)
	515	982

Risk management gain (loss) (note 9)
Realized	156	(60)
Unrealized	(81)	(193)
	590	729

Expenses
Operating (note 8)	245	205
Transportation	9	8
General and administrative (note 8)	41	35
Financing (notes 4 and 5)	40	52
Depletion, depreciation and accretion	385	396
Unrealized risk management (gain) loss (note 9)	41	(7)
Unrealized foreign exchange loss	43	17
	804	706
Income (loss) before taxes	(214)	23

Taxes
Future income tax recovery	(116)	(55)

Net and comprehensive income (loss)	$(98)	$78

Retained earnings, beginning of period	$329	$658
Distributions declared	(276)	(382)
Retained earnings (deficit), end of period	$(45)	$354

Net income (loss) per unit
Basic	$(0.25)	$0.22
Diluted	$(0.25)	$0.22
Weighted average units outstanding (millions)
Basic	399.4	359.5
Diluted	399.4	361.2

See accompanying notes to the unaudited interim consolidated financial statements.

2009 FIRST QUARTER REPORT 27

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	2009	2008

Operating activities
Net income (loss)	$(98)	$78
Depletion, depreciation and accretion (note 3)	385	396
Future income tax recovery	(116)	(55)
Unit-based compensation (note 8)	12	10
Unrealized risk management (note 9)	122	186
Unrealized foreign exchange loss	43	17
Asset retirement expenditures	(15)	(14)
Change in non-cash working capital	(51)	(251)
	282	367

Investing activities
Acquisition of property, plant and equipment	(6)	(1)
Disposition of property, plant and equipment	146	5
Additions to property, plant and equipment	(181)	(282)
Canetic and Vault acquisition costs	-	(28)
Change in non-cash working capital	(108)	120
	(149)	(186)

Financing activities
Redemption of convertible debentures	(4)	(24)
Repayment of Canetic and Vault credit facilities	-	(1,557)
(Decrease)/increase in bank loan	(100)	1,679
Issue of equity	248	13
Distributions paid	(277)	(292)
	(133)	(181)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$-

Interest paid	$24	$26
Income taxes paid	$-	$1

See accompanying notes to the unaudited interim consolidated financial statements.

2009 FIRST QUARTER REPORT 28

Notes to the Unaudited Interim Consolidated Financial Statements
(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2008, except as described below. These financial statements do not include all of the disclosures outlined in Penn West’s annual financial statements and should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard became effective January 1, 2009 and the adoption had no material impact on the Trust’s financial statements.

Future Accounting Pronouncements

In December 2008, the CICA issued a new accounting standard for “Business Combinations”.  This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. This standard will require the Trust to change its accounting policies for any new business combinations completed after the standard is adopted.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

2009 FIRST QUARTER REPORT 29

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team and steering committee have been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Additionally, an external advisor has been engaged to assist with the implementation.

Communication is ongoing with many areas of the organization and regular updates are provided to senior management and the Audit Committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

3. Property, plant and equipment

	March 31, 2009	December 31, 2008
Oil and natural gas properties, including production and processing equipment	$17,556	$17,520
Accumulated depletion and depreciation	(5,443)	(5,068)
Net book value	$12,113	$12,452

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test was performed on the costs capitalized to oil and natural gas properties at March 31, 2009 and 2008. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

4. Long-term debt
	March 31, 2009	December 31, 2008
Bankers’ acceptances and prime rate loans	$2,461	$2,561

U.S. Senior unsecured notes - 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	202	195
5.80%, US$155 million, maturing May 31, 2017	195	189
5.90%, US$140 million, maturing May 31, 2019	176	170
6.05%, US$20 million, maturing May 31, 2022	25	24
	598	578
U.S. Senior unsecured notes - 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	193	186
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	350	339
6.40%, US$49 million, maturing May 29, 2020	62	59
	635	614
UK Senior unsecured notes - UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	103	101
Total long-term debt	$3,797	$3,854

(1)  These notes bear interest rate at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.

2009 FIRST QUARTER REPORT 30

At March 31, 2009, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011. The facility consists of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at March 31, 2009, approximately $1.5 billion of unused credit capacity was available.

Letters of credit totalling $1 million were outstanding on March 31, 2009 (December 31, 2008 - $1 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $40 million for the first quarter of 2009 (2008 - $52 million).

The estimated fair value of the principal and interest obligations of the outstanding unsecured notes was as follows:
	March 31, 2009	December 31, 2008
2007 Notes	$492	$495
2008 Notes	$533	$536
UK Notes	$97	$92

5. Convertible debentures

Penn West had the following unsecured subordinated convertible debentures outstanding at March 31, 2009:

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
8.0% Convertible extendible	PWT.DB.B	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
8.0% Convertible (1)	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 - Jun. 30, 2009 $1,025 Jul. 1, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 - Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 - May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 - Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1) Redeemable at the debenture holder’s option.

During the first quarter of 2009, debentures with a face value of $3 million (2008 - nil) were redeemed and settled in units and $4 million (2008 - $24 million) were redeemed and settled in cash.

	December 31,				March 31,
	2008	Converted	Redeemed	Matured	2009
8.0% PWT.DB.B	$7	$-	$-	$-	$7
8.0% PWT.DB.C	16	-	(7)	-	9
6.5% PWT.DB.D	18	-	-	-	18
7.2% PWT.DB.E	26	-	-	-	26
6.5% PWT.DB.F	229	-	-	-	229
Total	$296	$-	$(7)	$-	$289

As at March 31, 2009, the current portion of the convertible debentures totalled $7 million (December 31, 2008 - $7 million) and the remaining $282 million (December 31, 2008 - $289 million) was classified as long-term. The fair value of the convertible debentures at March 31, 2009, based on quoted market value, was $269 million (December 31, 2008 - $248 million).

2009 FIRST QUARTER REPORT 31

6. Asset retirement obligations

The total estimated inflated and undiscounted amount to settle Penn West’s asset retirement obligations at March 31, 2009 was $4.1 billion (December 31, 2008 - $4.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2008 - 2.0 percent) and the inflated amount was discounted using credit-adjusted rates between 7.0 - 9.0 percent (2008 - 7.0 - 9.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund these obligations.

Changes to asset retirement obligations were as follows:

	Three months ended March 31, 2009	Year ended December 31, 2008
Balance, beginning of period	$614	$413
Net liabilities incurred (disposed) during the period	(5)	21
Increase in liability due to change in estimate	-	4
Liabilities settled during the period	(15)	(85)
Liabilities acquired in period	-	223
Accretion charges	10	38
Balance, end of period	$604	$614

7. Unitholders’ equity

Unitholders’ capital	Units	Amount
Balance, December 31, 2007	242,663,164	$3,877
Issued on exercise of trust unit rights (1)	1,319,377	31
Issued to employee trust unit savings plan	1,223,514	33
Issued to distribution reinvestment plan	7,678,507	187
Issued on conversion of debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, December 31, 2008	386,504,586	7,976
Issued on exercise of trust unit rights (1)	16,600	1
Issued to employee trust unit savings plan	725,798	10
Issued to distribution reinvestment plan	3,054,169	37
Issued on redemption of convertible debentures	237,192	3
Issued for trust unit offering (net of issue costs/tax)	17,731,000	240
Balance, March 31, 2009	408,269,345	$8,267

Contributed surplus	Three months ended March 31, 2009	Year ended December 31, 2008
Balance, beginning of period	$75	$35
Unit-based compensation expense	12	45
Net benefit on rights exercised (1)	(1)	(5)
Balance, end of period	$86	$75

(1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

2009 FIRST QUARTER REPORT 32

Units Outstanding	Three months ended March 31
(millions of units)	2009	2008
Weighted average
Basic	399.4	359.5
Dilutive impact of unit rights and debentures	-	1.7
Diluted	399.4	361.2

For the three months ended March 31, 2009, all trust unit rights and units issuable related to convertible debentures were considered anti-dilutive. In the first quarter of 2008, 1.7 million trust unit rights were considered dilutive.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. To date, no units have been issued under this facility.

8. Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.  Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

	Three months ended March 31, 2009		Year ended December 31, 2008
Trust unit rights	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of period	25,818,380	$22.88	14,486,084	$25.69
Granted	1,186,010	13.49	15,224,042	26.96
Exercised	(16,600)	14.14	(1,319,377)	19.95
Forfeited	(1,567,031)	23.98	(2,572,369)	25.78
Balance before reduction of exercise price	25,420,759	22.38	25,818,380	26.72
Reduction of exercise price for distributions paid	-	(0.81)	-	(3.84)
Outstanding, end of period	25,420,759	$21.57	25,818,380	$22.88
Exercisable, end of period	9,717,146	$21.46	5,254,620	$21.18

Penn West recorded unit-based compensation expense of $12 million for the three months ended March 31, 2009, of which $3 million was charged to operating expense and $9 million was charged to general and administrative expense (2008 - $10 million, $2 million and $8 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

2009 FIRST QUARTER REPORT 33

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Three months ended March 31	2009	2008
Average fair value of trust unit rights granted (per unit)	$1.60	$5.08
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	28.4%	26.0%
Risk-free rate of return (average)	1.7%	3.3%
Distribution yield (1)	15.2%	14.2%

(1) Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

Employee retirement savings plan

Penn West has an employee retirement savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

9. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the U.S. Senior notes and the UK notes described in Note 4 and the convertible debentures described in Note 5, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

2009 FIRST QUARTER REPORT 34

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management	Three months ended March 31, 2009	Year ended December 31, 2008
Balance, beginning of period	$442	$(148)
Liabilities acquired in period	-	(71)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(81)	660
Electricity swaps	(12)	3
Interest rate swaps	(10)	(43)
Foreign exchange forwards	(24)	63
Cross currency swaps	5	(22)
Total fair value, end of period	$320	$442

Total fair value consists of the following:
Fair value, end of period - current portion	$330	$448
Fair value, end of period - long-term portion	(10)	(6)
Total fair value, end of period	$320	$442

The following table reconciles the change in the fair value including the realized component (cash settlement) in the period:

Risk management	Three months ended March 31, 2009	Year ended December 31, 2008
Balance, beginning of period	$442	$(148)
Liabilities acquired in period	-	(71)
Realized (gain) loss - commodity contracts	(156)	296
Unrealized gain - commodity contracts	75	364
Unrealized gain (loss) - other	(41)	1
Total fair value, end of period	$320	$442

2009 FIRST QUARTER REPORT 35

Penn West had the following financial instruments outstanding as at March 31, 2009. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings, obtaining security in certain circumstances and by completing a majority of such transactions with members of its banking syndicate.

	Notional volume	Remaining term	Pricing	Fair value
Crude oil
WTI Swaps	500 bbls/d	Apr/09 - Dec/09	US$72.68/bbl	$2
WTI Collars	30,000 bbls/d	Apr/09 - Dec/09	US$80.00 to $110.21/bbl	295
WTI Collars	15,000 bbls/d	Jan/10 - Dec/10	US$51.93 to $68.30/bbl	(18)
Natural gas
AECO Collars	100,000 GJ/d	Apr/09 - Oct/09	$6.50 to $12.37/GJ	57
AECO Collars	63,000 GJ/d	Nov/09 - Oct/10	$6.50 to $9.50/GJ	27
Electricity swaps
Alberta Power Pool Swaps	50 MW	Apr/09 - Dec/10	$77.82/MWh	(10)
Interest rate swaps
	$50	Apr/09 - Jun/10	3.68%	(2)
	$250	Apr/09 - Nov/10	2.27%	(6)
	$500	Apr/09 - Dec/11	1.61%	(8)
	$600	Apr/09 - Jan/14	2.68%	(36)
	$50	Jun/10 - Jan 14	1.94%	-
Foreign exchange forwards
1-year term	US$657	Apr/09 - Dec/09	1.24399 CAD/USD	(10)
8-year term	US$80	2015	1.01027 CAD/USD	15
10-year term	US$80	2017	1.00016 CAD/USD	15
12-year term	US$70	2019	0.99124 CAD/USD	12
15-year term	US$20	2022	0.98740 CAD/USD	4
Cross currency / interest rate swaps
10-year term	£57	2018	2.0075 CAD/GBP, 6.95%	(17)
Treasury locks	$100	Apr/09	2.75%	-

Total				$320

A realized loss of $2 million (2008 - $nil) on electricity contracts has been included in operating costs.

Realized gains and losses on the interest rate swaps are charged to financing. In the period, an expense of $2 million (2008 - $nil) was realized as the floating interest rate has decreased compared to the fixed interest rate swapped under our financial instruments.

2009 FIRST QUARTER REPORT 36

10. Income taxes

As at March 31, 2009, the total future income tax liability of $1,382 million (December 31, 2008 - $1,500 million) consisted of a $94 million current future income tax liability (December 31, 2008 - $132 million) and a $1,288 million long-term future income tax liability (December 31, 2008 - $1,368 million). The current portion of the future income tax liability represents income taxes attributable to the unrealized risk management asset.

During the first quarter of 2009, Penn West recognized a future income tax recovery of $116 million (2008 - $55 million). This was primarily due to the Government of Canada enacting legislation which provided that the provincial component of the SIFT tax be based on provincial corporate income tax rates where the SIFT has a permanent establishment rather than using a flat 13.0 percent rate equally applicable to all SIFT entities.

11. Capital management

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes and the UK Notes. The Company was in compliance with all financial covenants as follows:

(millions, except ratio amounts)	As at March 31, 2009	As at December 31, 2008
Components of capital
Unitholders’ equity	$8,308	$8,380
Long-term debt	$3,797	$3,854
Convertible debentures	$289	$296
Ratios
Senior debt to pro forma EBITDA (1)	1.5	1.4
Total debt (9) to pro forma EBITDA (2)	1.6	1.4
Senior debt to capitalization (3)	31%	31%
Total debt (9) to capitalization (4)	31%	31%
Total debt (10) to capitalization (4)	33%	33%
Total debt (9) to pro forma EBITDA (5)	156%	141%
Priority debt to consolidated tangible assets (6)	-	-
Pro forma EBITDA	$2,462	$2,762

Credit facility debt and senior notes	$3,797	$3,854
Letters of credit	1	1
Total senior debt	3,798	3,855
Convertible debentures (7)	35	42
Total debt (9)	3,833	3,897
Convertible debentures (8)	254	254
Total debt (10)	4,087	4,151
Total unitholders’ equity	8,308	8,380
Total capitalization	$12,395	$12,531

(1)   Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(2)   Less than 4:1.
(3)   Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(4)   Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(5)   Less than 400 percent.
(6)   Priority debt not to exceed 15% of consolidated tangible assets.
(7)   Convertible debentures not meeting the requirements for equity classification under lending agreements.
(8)   Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
(9)   Total debt as defined in the 2008 Notes, UK Notes and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.
(10) Total debt as defined in the 2007 Notes agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

2009 FIRST QUARTER REPORT 37

12. Related-party transactions

During the first quarter of 2009, Penn West paid $1 million (2008 - $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

13. Subsequent events

On April 30, 2009, Penn West closed the acquisition of Reece Energy Exploration Corp. (“Reece”). The acquisition was completed through a Plan of Arrangement wherein Reece shareholders received 0.125 of a Penn West trust unit for each Reece share. The total acquisition cost is expected to be approximately $101 million, which includes the assumption of approximately $40 million of debt and working capital.

On May 5, 2009, the Company closed a private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $250 million. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.9 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.

2009 FIRST QUARTER REPORT 38